Exhibit 99.2

TH I R D Q UA R T E R 2025 Earnings

This presentation by Webull Corporation (“Webull”) includes “forward - looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Among other things, statements other than statements of historical fact, including statements about Webull’s beliefs and expectations, Webull’s business strategy and operational plans, planned products and services, financial and market outlook, and projections, are forward - looking statements. These forward - looking statements can be identified by terminology such as “may,” “could,” “will,” “expect,” “anticipate,” “aim,” “future,” “intend,” “plan,” “believe,” “estimate,” “likely to,” “potential,” “confident,” “guidance,” and similar terminology, although not all forward - looking statements contain such terminology. All forward - looking statements are based upon current estimates and forecasts and reflect the reasonable views, assumptions, expectations, and opinions of Webull and its management as of the date of this presentation, and are therefore subject to a number of factors, risks and uncertainties, some of which are not currently known to Webull and its management and could cause actual results to differ materially from those expressed or implied by such forward - looking statements. Some of these factors include, but are not limited to, the risks and uncertainties that are more fully described in filings made, or to be made, by Webull with the U.S. Securities and Exchange Commission (the “SEC”), including in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward - Looking Statements” in those filings. There may be additional risks that Webull and its management presently do not know or that Webull and its management currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward - looking statements. In light of these factors, risks and uncertainties, the forward - looking events and circumstances discussed in this presentation may not occur, and any estimates, assumptions, expectations, forecasts, views or opinions set forth in this press release should be regarded as preliminary and for illustrative purposes only and accordingly, undue reliance should not be placed upon the forward - looking statements. All information provided in this presentation is as of the date hereof, and Webull undertakes no obligation to update any forward - looking statement, except as required under applicable law. This presentation contains certain financial measures that are not recognized under generally accepted accounting principles in the U.S. (“GAAP”), including adjusted operating profit, adjusted net income, and adjusted operating expenses. Adjusted operating profit represents income from continuing operations, before income taxes, excluding share - based compensation expenses, one - time transactions, and other expense (income), net. Adjusted net income represents net income attributable to the Company, excluding share - based compensation expenses, foreign currency transaction gains and losses and one - time transactions. Adjusted operating expenses represent total operating expenses, excluding share - based compensation expenses and one - time transactions. Webull believes that adjusted operating profit, adjusted net income, and adjusted operating expenses help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in income from continuing operations, before income taxes, and total operating expenses. Such measures also provide useful information about Webull’s operating results, enhances the overall understanding of Webull’s past performance and future prospects and allows for greater visibility with respect to key metrics used by Webull’s management in its financial and operational decision - making. The reconciliation of those measures to the most comparable GAAP measures is presented in the Appendix at the end of this presentation. These non - GAAP measures have limitations as an analytical tool and you should not consider them in isolation or as a substitute for an analysis of Webull’s financial results under GAAP. Adjusted operating profit, adjusted net income and adjusted operating expenses presented here may not be comparable to similarly titled measures presented by other companies. This presentation does not constitute investment, tax or legal advice, and does not contain all relevant information relating to Webull or its securities, particularly with respect to the risks and special considerations involved with an investment in the securities of Webull. This presentation does not constitute (i) an offer or invitation for the sale or purchase of our securities or a commitment of Webull, or (ii) a solicitation of proxy, consent or authorization with respect to any securities. This presentation shall not form the basis of any contract, commitment or investment decision and does not constitute either advice or recommendation regarding any securities. Nothing contained in this presentation shall be relied upon as a promise or representation as to the past or future performance or results of Webull. We own or have rights to various trademarks, trade names or service marks that we use in connection with our business, including, among others, “Webull” and our other registered and common law trade names, trademarks and service marks, including our corporate logo . Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the TM and ® symbols, but we will assert, to the fullest extent under applicable law, rights to such trademarks, service marks and trade names . The unaudited financial and operational information included in this presentation is subject to potential adjustments and is based on the information available to management at this time. Potential adjustments to operational and consolidated financial information may be identified from work performed during Webull's preparation of financial statements subsequently hereto or its year - end audit. Information may also be presented differently from the information included herein in the future. This could result in significant differences from the unaudited or other historical operational and financial information included herein. Disclaimers webullcorp.com/investor - relations/

Total Revenues $ in millions Q3 2025 Highlights Accelerating revenue growth with controlled expenses delivers another quarter of solid profitability Adjusted Operating Expenses $ in millions 101.1 156.9 3Q 24 3Q 25 106.5 3Q 24 3Q 25 +13% 120.2 +55% Adjusted Operating Profit $ in millions - 5.4 36.7 3Q 24 3Q 25 - 5.3% 23.4% 2 webullcorp.com/investor - relations/ +28.7PT OPERATING PROFIT MARGIN IMPROVEMENT OVER Q3 LAST YEAR

Webull 2025 Roadmap

We are making solid progress on our product roadmap and continuing to build on recent launches

Expanding Product Offerings

Webull Premium

- 90k subscribers since launch, well ahead of internal target of 100k subscribers by year-end

Vega

- Introduced AI tool for new and seasoned investors to navigate modern trading and make smarter decisions

Prediction markets

- Introduced sports prediction markets covering NFL, NBA, NASCAR, F1 and college football events
- More than 30 million prediction contracts in October

Entering New Asset Classes

Reintroducing crypto

- Expanded offerings to include futures trading and sports prediction markets
- Over 50% of new funded accounts are trading crypto

Corporate bonds

- Introduced the differentiated offering to provide customers with low-risk investment options with steady yields
- Facilitates asset transfers from traditional brokerages, making the platform more suitable for sophisticated investors

Expanding Access Globally

EU

- Launched platform in the Netherlands and plan to expand to additional European markets soon

Asia

- Entered into partnership with Meritz Financial Group to offer US market access to Korean investors
- Level 3 trading options live in Singapore and Hong Kong and set to launch in Japan

Canada

- On track to reach $1 billion assets under management

Global

- Surpassed 700k funded accounts outside the US

webullcorp.com/investor-relations/

Webull

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4.51 4.66 4.72 4.73 4.93 * 3Q 24 4Q 24 1Q 25 2Q 25 3Q 25 98.4% Q3 2025 Business Results – Users and Accounts Funded Accounts in millions Registered Users in millions % Quarterly Retention 98.3% 97.5% +17% YEAR - OVER - YEAR Registered users increased 17% year - over - year to 25.9 million, while funded accounts grew 9% year - over - year to 4.93 million 22.1 23.3 24.1 24.9 25.9 3Q 24 4Q 24 1Q 25 2Q 25 3Q 25 97.1% +9% YEAR - OVER - YEAR 97.7% 4 webullcorp.com/investor - relations/ *Includes 143.8 thousand new funded accounts obtained from the Webull Pay acquisition.

Q3 2025 Business Results – Customer Assets Customer assets reached all time high in Q3, driven by market recovery and strong net deposits Net Deposits $ in billions 1.6 1.2 1.1 1.5 2.1 ** 3Q 24 4Q 24 1Q 25 2Q 25 3Q 25 11.5 13.6 12.6 15.9 21.2 * 3Q 24 4Q 24 1Q 25 2Q 25 3Q 25 Webull Pay 1.2 20.0 Customer Assets $ in billions +84% YEAR - OVER - YEAR +31% YEAR - OVER - YEAR 5 webullcorp.com/investor - relations/ $5.9 BILLION NET DEPOSITS OVER THE LAST TWELVE MONTHS *Customer Assets include $1.2 billion from the acquisition of Webull Pay. **Net Deposits do not include new assets acquired from Webull Pay.

Q3 2025 Business Results – Trading Core products of equities and options trading volume increased 71% and 24% year - over - year, respectively 119 128 128 161 204 3Q 24 4Q 24 1Q 25 2Q 25 3Q 25 119 112 121 127 147 3Q 24 4Q 24 1Q 25 2Q 25 3Q 25 Equity Notional Volume $ in billions +71% YEAR - OVER - YEAR Options Contracts Volume $ in millions +24% YEAR - OVER - YEAR 6 webullcorp.com/investor - relations/

Q3 2025 Financial Results – Revenues & Expenses Total revenues increased 55% year - over - year, significantly outpacing growth in expenses Adjusted Operating Expenses $ in millions 101.1 110.1 117.4 131.5 156.9 3Q 24 4Q 24 1Q 25 2Q 25 3Q 25 106.5 88.6 88.7 108.2 120.2 3Q 24 4Q 24 1Q 25 2Q 25 3Q 25 Total Revenues $ in millions +55% YEAR - OVER - YEAR +13% YEAR - OVER - YEAR 7 webullcorp.com/investor - relations/

Adjusted Operating Profit $ in millions | Q3 2025 Financial Results – Profits and Margins Resulting in four straight quarters of operating profitability Adjusted Net Income $ in millions | - 5.3% 19.6% 24.4% 17.7% % Adjusted Operating Profit Margin +28.7 PT OPERATING PROFIT MARGIN IMPROVEMENT OVER Q3 LAST YEAR +26.6 PT NET INCOME IMPROVEMENT OVER Q3 LAST YEAR Adjusted operating profit and adjusted net income are non - GAAP financial measures that exclude share - based compensation, foreign currency transaction losses and one - time transactions. Specifically, Q2 2025 adjusted net income excludes offering expenses related to the Company’s listing which was completed in April 2025, and Q3 2025 adjusted net income excludes Webull Pay transaction related employee distribution and gain recognized from the acquisition of Webull Pay. 21.6 28.7 23.3 36.7 +$42.1 MILLION IMPROVEMENT YEAR - OVER - YEAR +$38.6 MILLION IMPROVEMENT YEAR - OVER - YEAR % Adjusted Net Income as Percentage of Revenue 15.0 21.3 15.4 - 5.7 - 5.4 3Q 25 2Q 25 1Q 25 4Q 24 3Q 24 3Q 25 2Q 25 1Q 25 4Q 24 3Q 24 32.9 - 5.6% 13.6% 18.1% 11.7% 23.4% 20.9% 8 webullcorp.com/investor - relations/

Q3 2025 Financial Results – Trading Related Revenues Trading related revenues increased 64% year - over - year on the back of trading volume growth and higher monetization 16.2 18.1 18.8 19.6 27.6 42.6 47.3 53.4 56.2 65.0 7.1 6.7 9.5 13.0 15.2 0.0 20.0 40.0 60.0 80.0 100.0 120.0 3Q 24 4Q 24 1Q 25 2Q 25 3Q 25 Equity Revenue Option Revenue Platform and trading fees DARTs refer to daily average revenue trades, which is the number of customer trades executed during a given period divided by the number of trading days in that period. 107.8 | $ in millions 65.9 72.1 81.7 88.8 707 778 924 1008 1101 DARTs in thousands 9 webullcorp.com/investor - relations/

Q3 2025 Financial Results – Interest Related Income Interest - related income increased 32% year - over - year, mainly due to increase in client interest - generating balance $ in millions 7.3 5.3 5.4 7.6 9.7 8.1 7.5 8.9 8.6 9.7 14.1 17.9 14.6 18.0 19.4 3.4 2.5 2.2 2.1 4.6 40.0 35.0 30.0 25.0 20.0 15.0 10.0 5.0 0.0 50.0 45.0 3Q 24 4Q 24 1Q 25 2Q 25 3Q 25 Stock Lending Margin Financing Client Cash Corporate Cash 10 webullcorp.com/investor - relations/ 43.4 32.9 33.2 31.1 36.3

Q3 2025 Financial Results – Adjusted Operating Expenses 24.6 27.4 27.4 26.2 39.2 14.4 15.7 15.4 17.5 17.4 19.9 22.6 23.2 34.8 35.6 47.6 22.9 22.7 29.7 28.0 0.0 20.0 40.0 60.0 80.0 100.0 120.0 Expenses rose 13% year - over - year, driven by higher brokerage and transaction costs from increased trading volumes and higher compensation and bonus accruals reflecting headcount growth and stronger - than - expected performance, partially offset by lower marketing spend $ in millions 140.0 120.2 3Q 24 General and Administrative 4Q 24 1Q 25 2Q 25 3Q 25 Technology and Development Brokerage and Transaction Marketing and Branding 11 webullcorp.com/investor - relations/ 106.5 88.6 108.2 88.7

Appendix: Contra Revenue

We offer marketing promotions to our platform users that are intended to increase the amount of platform users' assets on our platform by incentivizing platform users to deposit more cash or transfer securities from other third-party brokerages into their Webull brokerage account in return for a promotional payment in cash or free shares.

Most of our platform users are not considered customers under ASC 606, Revenues from Contracts with Customers ("ASC 606"), and promotional payments made to these platform users are accounted for as a marketing and branding expense. Conversely, for our platform users who have been determined to be customers under ASC 606, we account for these promotional payments as a reduction in revenue (i.e., "contra revenue"). The following presents how contra revenue impacted our trade related revenues.

$ in millions

Contra revenue impact on:	**2024 Q3**	**2024 Q4**	**2025 Q1**	**2025 Q2**	**2025 Q3**
Option handling fees	$ (0.03)	$ (0.04)	$ (0.10)	$ (1.46)	$ (2.24)
Platform and trading fees	(0.71)	(1.03)	(2.70)	(3.22)	(1.21)
Other revenue	-	-	-	(0.43)	(0.21)
Total contra revenue	**$ (0.74)**	**$ (1.07)**	**$ (2.80)**	**$ (5.11)**	**$ (3.66)**

webullcorp.com/investor-relations/

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Appendix: Unaudited Reconciliations of Non - GAAP and GAAP Results 14 Adjusted Operating Expenses and Total Operating Expenses Reconciliation: Adjusted Operating Profit Reconciliation: $ in millions $ in millions 2025 Q3 2025 Q2 2025 Q1 2024 Q4 2024 Q3 Total operating expenses (GAAP) Less: share - based compensation Less: Webull Pay transaction related employee distribution $ 132.5 (4.4) (7.9) $ 135.2 (27.0) - $ 96.8 (8.1) - $ 95.2 (6.6) - $ 111.9 (5.4) - $ 120.2 $ 108.2 $ 88.7 $ 88.6 $ 106.5 Adjusted operating expenses (Non - GAAP) 2025 Q3 2025 Q2 2025 Q1 2024 Q4 2024 Q3 $ 38.9 $ (21.4) $ 19.5 $ 17.1 $ (9.3) (Loss) income before income taxes (GAAP) (14.5) 17.7 1.1 (2.1) (1.5) Add: Other expense (income), net 4.4 27.0 8.1 6.6 5.4 Add: Share - based compensation One - time transaction: 7.9 - - - - Add: Webull Pay transaction related employee distribution $ 36.7 $ 23.3 $ 28.7 $ 21.6 $ (5.4) Adjusted operating (loss) profit (Non - GAAP)

Appendix: Unaudited Reconciliations of Non - GAAP and GAAP Results (Cont.) 15 Adjusted Net (Loss) Income Reconciliation: 2025 Q3 2025 Q2 2025 Q1 2024 Q4 2024 Q3 $ 36.9 $ (28.3) $ 13.1 $ 10.8 $ (9.5) Net (loss) income attributable to the Company (GAAP) 4.4 27.0 8.1 6.6 5.4 Add: Share - based compensation (0.9) 5.7 0.1 (2.4) (1.6) Add: Foreign currency transaction losses (gains) One - time transactions: - 11.0 - - - Add: Equity offering costs 7.9 - - - - Add: Webull Pay transaction related employee distribution (15.4) - - - - Less: Gain from Webull Pay acquisition $ 32.9 $ 15.4 $ 21.3 $ 15.0 $ (5.7) Adjusted net (loss) income (Non - GAAP)

Appendix: Unaudited Reconciliations of Non-GAAP and GAAP Results (Cont.)

Adjusted Operating Expenses Reconciliation:

$ in millions

Operating expenses (GAAP)	**2024 Q3**	**2024 Q4**	**2025 Q1**	**2025 Q2**	**2025 Q3**
Brokerage and transaction	$ 19.9	$ 22.6	$ 23.2	$ 34.8	$ 35.6
Technology and development	16.5	17.5	16.9	19.1	22.5
Marketing and branding(1)	48.1	23.4	23.0	30.3	29.4
General and administrative	27.4	31.7	33.7	51.0	45.0
Total operating expenses	**111.9**	**95.2**	**96.8**	**135.2**	**132.5**

Less: Share-based compensation	**2024 Q3**	**2024 Q4**	**2025 Q1**	**2025 Q2**	**2025 Q3**
Technology and development	2.1	1.8	1.5	1.6	1.5
Marketing and branding	0.5	0.5	0.3	0.6	0.5
General and administrative	2.8	4.3	6.3	24.8	2.4
Total share-based compensation	**5.4**	**6.6**	**8.1**	**27.0**	**4.4**

Less: Webull Pay transaction related employee distribution (one-time)	**2024 Q3**	**2024 Q4**	**2025 Q1**	**2025 Q2**	**2025 Q3**
Technology and development	-	-	-	-	3.6
Marketing and branding	-	-	-	-	0.9
General and administrative	-	-	-	-	3.4
Total Webull Pay transaction related bonus	**-**	**-**	**-**	**-**	**7.9**

Adjusted operating expenses (Non-GAAP)	**2024 Q3**	**2024 Q4**	**2025 Q1**	**2025 Q2**	**2025 Q3**
Brokerage and transaction	19.9	22.6	23.2	34.8	35.6
Technology and development	14.4	15.7	15.4	17.5	17.4
Marketing and branding	47.6	22.9	22.7	29.7	28.0
General and administrative	24.6	27.4	27.4	26.2	39.2
Total adjusted operating expenses	**$ 106.5**	**$ 88.6**	**$ 88.7**	**$ 108.2**	**$ 120.2**

(1) Certain reclassifications have been made to prior year amounts to conform to the current year presentation. The impact of these reclassifications is immaterial to the presentation of the financials taken as a whole.

Webull

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